        Trombly Business Law
        1320 Centre Street, Suite 202
        Newton, MA 02459
        Telephone (617) 243-0060
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Amy M. Trombly, Esq.                                                                                                                                                                         amy@tromblybusinesslaw.com

June 27, 2007

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, DC  20549

Attn:           Mr. H. Christopher Owings

Re:           FTS Group, Inc.
Registration Statement on Form SB-2
File No. 333-133749

Dear Mr. Owings:

I am securities counsel for FTS Group, Inc. (the “Company”).  I enclose for filing under the Securities Act of 1933, as amended, Amendment No. 7 to Registration Statement on Form SB-2.

The Registration Statement on Form SB-2 contains revisions that have been made in response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) in their letter dated June 26, 2007.

Set forth below are the Company’s responses to the Staff’s comments.  The numbering of the responses corresponds to the numbering of comments in the letter from the Staff.

Narrative to Summary Compensation Table, page 22

Employment Agreements for Each Named Executive Officer

Comment 1.
It does not appear that you have addressed comment 3 in our letter of June 7, 2007 in your disclosure, which stated “Please explain in further detail how cash and stock bonuses are awarded in accordance with the targets you set forth.  In this regard, we note that both Mr. Gallagher and Mr. Rasmussen received cash bonuses last year; please explain how they were eligible to receive these and how the amounts and forms of compensation were arrived at.  For example, can a cash bonus be exchanged for a stock bonus or vice versa if the requisite targets are met?”  Please revise.

Response 1.	The Company has complied with the Staff’s comment.

Report of Independent Registered Public Accounting Firm, page F-2

Comment 2.
The audit report contained in this registration statement is dated June 7, 2007 while the audit report for the same period in Form 10-KSB filed on April 24, 2007 is dated April 11, 2007.  Please advise or revise these dates, as applicable.  Also, please make certain the accountant’s consent is consistent with the revised audit report date since it now references April 11, 2007 and April 10, 2006.

Response 2.	The Company has complied with the Staff’s comment.

If you have further questions or comments, please feel free to contact us.  We are happy to cooperate in any way we can.

Regards,

                                                                              /s/  Amy M. Trombly

Amy M. Trombly
Counsel for FTS Group, Inc.

cc:           FTS Group, Inc.